Exhibit 15.a

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

CHALLENGER ENERGY CORP.

Dear Sirs:

We hereby consent to the use in this Annual Report on form 20-F of Challenger Energy Corp. for the years ended December 31, 2006 and 2005 of our report dated May 30, 2007 with respect to the financial statements of Challenger Energy Corp., as at and for the years ended December 31, 2006 and 2005.

We also consent to the use in this Annual Report on form 20-F of our report dated November 29, 2006 with respect to our audit of the Statement of Revenues and Direct Operating Expenses relating to certain oil and gas interests in the Innisfail area of Alberta acquired by Challenger Energy Corp. from Blueline Energy Ltd., for the 9 month period ended December 31, 2004 and the 10 month period ended October 31, 2005.

Meyers Norris Penny LLP
Chartered Accountants

Calgary, Canada
May 30, 2007